SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s acquisition of an additional stake in the the society "Rigby 183 LLC", owner of the Manhatan building Madison 183.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA)

By letter dated September 04, 2012, the Company through its subsidiary IRSA International LLC, has signed an agreement to acquire the entire stake that Madison LLC Rigby has in the society Rigby 183 LLC, owner of the Madison building Manhattan 183, equivalent to 33.36%. Thus, IRSA´s participation in Rigby 183 LLC increased to 82.36% of its share capital.

The amount of the transaction was set at $ 32.5 million, of which $ 5 million will be transferred after two business days of concluded the agreement and the balance at the closing of the transaction during the month of October of the current year.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 28, 2012